UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                     Information to be included in statements filed pursuant to
                              Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                              REDBACK NETWORKS INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    757209101
                      (CUSIP Number of Class of Securities)


                                  Ursula Ranin
                                Nokia Corporation
                                Keilalahdentie 4
                                  P.O. Box 226
                              FIN-00045 Nokia Group
                                     Finland
                                011-358-9-180-71

                                    Copy to:
                               Michael J. Coleman
                               Shearman & Sterling
                                 1080 Marsh Road
                              Menlo Park, CA 94025
                                 (650) 838-3600
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)



                                  May 21, 2002
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

CUSIP No. 757209101                                          Page 2 of 12 Pages
--------------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        NOKIA FINANCE INTERNATIONAL B.V.

--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group
                   (a)     |_|
                   (b)     |_|
--------------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)   WC
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization  THE NETHERLANDS
--------------------------------------------------------------------------------
                           7      Sole Voting Power
                                  0
                           -----------------------------------------------------
      Number of            8      Shared Voting Power
  Shares Beneficially             17,723,297
      Owned by             -----------------------------------------------------
   Each Reporting          9      Sole Dispositive Power
     Person With                  0
                           -----------------------------------------------------
                           10     Shared Dispositive Power
                                  17,723,297
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        17,723,297 shares of common stock
--------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions). |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)   10%

--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

CUSIP No. 757209101                                          Page 3 of 12 Pages

--------------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        NOKIA CORPORATION

--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group
                   (a)     |_|
                   (b)     |_|
--------------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------------
4       Source of Funds (See Instructions)   AF
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization  REPUBLIC OF FINLAND
--------------------------------------------------------------------------------
                           7      Sole Voting Power
                                  0
                           -----------------------------------------------------
      Number of            8      Shared Voting Power
  Shares Beneficially             17,723,297
      Owned by             -----------------------------------------------------
   Each Reporting          9      Sole Dispositive Power
     Person With                  0
                           -----------------------------------------------------
                           10     Shared Dispositive Power
                                  17,723,297
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        17,723,297 shares of common stock
--------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions). |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)   10%

--------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

         Nokia Finance International B.V., a private company with limited liability incorporated under the laws of The Netherlands ("NFI"), and Nokia Corporation, a corporation incorporated under the laws of the Republic of Finland ("Nokia"), in accordance with their Agreement of Joint Filing (Exhibit A hereto), hereby file this statement on Schedule 13D (this "Statement") with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Redback Networks Inc., a Delaware corporation (the "Company"). NFI and Nokia are collectively referred to as the "Reporting Persons."

Item 1.           Security and Issuer.

          This Statement relates to shares of Common Stock of the Company. The principal executive offices of the Company are located at 300 Holger Way, San Jose, California 95134.

Item 2.   Identity and Background.

          NFI is a wholly owned subsidiary of Nokia Corporation. The principal executive offices of NFI are located at Strawinskylaan 3111, NL-1077ZX Amsterdam, Postbus 1469, 10000BL Amsterdam, The Netherlands. NFI's principal business is providing financial management services for the Nokia Group companies.

          Nokia's principal executive offices are located at Keilalahdentie 4, P.O. Box 226, FIN-00045 NOKIA GROUP, Finland. Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia's shares, nominal value
0.06 euro, are listed on the Helsinki Exchange under the symbol "NOK1V" and American Depositary Shares ("ADSs") of Nokia are traded on the New York Stock Exchange under the symbol "NOK". Each ADS represents one share. Nokia's shares are also traded on the Stockholm, London, Frankfurt and Paris stock exchanges.

          Schedule 1, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and director of the Reporting Persons: (i) name, (ii) business address,
(iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source and amount of the funds used in making the purchases of the shares of Common Stock described herein were available working capital of NFI in the aggregate amount

                               Page 4 of 12 Pages
of $35,801,060. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.   Purpose of Transaction.

          The purpose of NFI's acquisition of 17,723,297 shares of Common Stock to which this Statement relates is to make an investment in the Company in connection with the entry by the Company and Nokia Corporation or its affiliates into certain commercial agreements.

          Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement have the meaning assigned to such terms in the Common Stock and Warrant Purchase Agreement, dated as of May 21, 2002 (the "Purchase Agreement"), between the Company and NFI. The descriptions of the Purchase Agreement, the Investor's Rights Agreement, dated as of May 21, 2002 (the "Investor's Rights Agreement"), between the Company and NFI, and the Common Stock Purchase Warrant, dated as of May 21, 2002 (the "Warrant"), issued by the Company to NFI are qualified entirely by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits B, C and D, respectively. Exhibits B, C and D are specifically incorporated herein by reference in response to this Item 4.

          Pursuant to the terms of the Purchase Agreement, NFI purchased 17,723,297 shares of Common Stock of the Company. In connection with such purchase, Ari Lehtoranta, Senior Vice President, Networks Broadband Systems of Nokia, was appointed to the Board of Directors of the Company (the "Company Board") effective as of immediately after the closing of NFI's purchase of Company Common Stock.

          The Investor's Rights Agreement contains certain terms and provisions governing the relationship between the Company and NFI. These include, without limitation:

           (i) demand and piggy-back registration rights granted to NFI in respect of the shares of Common Stock issued to NFI in connection with the Purchase Agreement;

          (ii) pre-emptive rights with respect to certain future issuances of the Company's outstanding capital stock. Generally, these pre-emptive rights entitle NFI to retain its proportionate ownership interest in the Company;

         (iii) board representation rights that entitle NFI to nominate one member to the Company's Board of Directors (such member being the "Investor Director");

          (iv) certain information rights that entitle NFI or the member of the Company Board nominated by NFI to receive certain information from the Company;

           (v) a standstill provision that, subject to certain exceptions, restricts NFI from acquiring additional shares of the Company's Common Stock without approval of the Company Board for the period beginning on May 21, 2002 and ending on the later of May 21, 2005 and six months after such time as the percentage ownership of NFI (as calculated in accordance with the Investor's Rights Agreement) ceases to be at least 5%;

                               Page 5 of 12 Pages

          (vi) share transfer restrictions that impose certain limits on the transfer of the Company's Common Stock by NFI; and

         (vii) voting restrictions that provide that with respect to all matters submitted to a vote of holders of Common Stock (except in respect of the election of the Investor Director to the Company Board): (A) NFI and its affiliates shall be entitled to vote up to 17,723,297 shares of Common Stock (or such other adjusted number) (the "Investor Voted Shares") at their discretion; and (Bm) NFI shall take such action as may be required so that all voting stock of the Company beneficially owned by NFI and certain of its affiliates in excess of the Investor Voted Shares are voted for or cast or cause to be voted for or cast in the same manner and proportion as the votes cast by the holders of Company voting stock other than NFI and its affiliates.

          The Warrant gives NFI the right to acquire, from time to time during the exercise periods set forth in Section 2 of the Warrant, shares of Common Stock to increase its ownership to up to 31,901,467 shares of Common Stock. However, the additional shares of Common Stock that NFI may acquire pursuant to the Warrant are not subject to this filing given the exercise schedule set forth in Section 2 of the Warrant and the requirements of Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          Except as set forth above, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          According to representations of the Company set forth in the Purchase Agreement, the total number of shares of the Company's Common Stock outstanding as of May 21, 2002 was 159,509,681 shares.

          As of the date of the filing of this Statement, the Reporting Persons may be deemed each to be the beneficial owner of 17,723,297 shares of Common Stock for purposes of Rule 13d-3 under the Exchange Act, which represents approximately 10% of the shares of Common Stock outstanding as of May 21, 2002, after giving effect to the issuance of 17,723,297 shares of common stock to NFI.

                               Page 6 of 12 Pages

          The Reporting Persons have the sole power to vote or to direct the vote or dispose or direct the disposition of 17,723,297 shares of Common Stock. To the knowledge of the Reporting Persons, there are no shares of Common Stock which are beneficially owned by any other person referred to in Schedule 1 hereto.

          Except as set forth herein, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any other person referred to in Schedule 1 hereto beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          See Item 4 and the exhibits filed under Item 7 hereof, which are incorporated herein by reference.

          Except for the agreements described in Item 4, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 attached hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

      Exhibit        Description

         A           Agreement of Joint Filing, dated as of May 31, 2002, by and between Nokia Finance International
                     B.V. and Nokia Corporation.

         B           Common Stock and Warrant Purchase Agreement between Redback Networks Inc. and Nokia Finance
                     International B.V., dated as of May 21, 2002.*

         C           Investor's Rights Agreement between Redback Networks Inc. and Nokia Finance International B.V.,
                     dated as of May 21, 2002.* +

         D           Common Stock Purchase Warrant of Redback Networks Inc., dated as of May 21, 2002.* +


---------------------------

* Previously filed as an exhibit to Redback Networks Inc.'s current report on Form 8-K filed May 31, 2002 and incorporated herein by reference.

+ Confidential treatment was requested by Redback Networks Inc. for portions of this agreement pursuant to Rule 24(b)(2) of the Exchange Act.


                               Page 7 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief9, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2002


                                    NOKIA FINANCE INTERNATIONAL B.V.

                                    By:   /s/  Ursula Ranin
                                        -------------------------------------
                                         Name:   Ursula Ranin
                                         Title:  Director

                                    By:   /s/  Hannu Mustonen
                                        -------------------------------------
                                         Name:   Hannu Mustonen
                                         Title:  Director



                                    NOKIA CORPORATION

                                    By:   /s/  Ursula Ranin
                                        -------------------------------------
                                          Name:  Ursula Ranin
                                          Title: Vice President and
                                                 General Counsel

                                    By:   /s/  Hannu Mustonen
                                        -------------------------------------
                                          Name:  Hannu Mustonen
                                          Title: Director and Head of Corporate
                                                 Tax Planning

                               Page 8 of 12 Pages

                                   SCHEDULE 1


              DIRECTORS AND EXECUTIVE OFFICERS OF NOKIA CORPORATION

         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Nokia Corporation. Unless otherwise indicated, the business address of each such person is c/o Nokia Corporation, Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Finland and each person is a citizen of Finland.



     Name                                                   Present Principal Occupation or Employment
     ----                                                   ------------------------------------------
     Board of Directors
     ------------------
     Jorma Ollila.....................................      Chairman and CEO, and Chairman of the Group Executive Board of
                                                            Nokia Corporation.

                                                            Member of the Board of Directors of Ford Motor Company, Otava
                                                            Books and Magazines Group Ltd and UPM-Kymmene Corporation.
                                                            Member of The European Round Table of Industrialists.

     Paul J. Collins...................................     Vice Chairman of the Board of Directors of Nokia Corporation.
     Citizenship:  United States

                                                            Member of the Board of Directors of BG Group, Genuity
                                                            Corporation and Kimberly-Clark Corporation.

     Georg Ehrnrooth...................................     Chairman of the Board of Directors of Assa Abloy AB (publ)
                                                            and Varma-Sampo Mutual Pension Insurance Company, Vice
                                                            Chairman of the Board of Directors of Rautaruukki
                                                            Corporation, member of the Board of Directors of Oy Karl
                                                            Fazer Ab, Sandvik AB (publ), Sampo plc and Wartsila
                                                            Corporation. Chairman of The Centre for Finnish Business and
                                                            Policy Studies (EVA).

    Dr. Bengt Holmstrom...............................      Paul A. Samuelson Professor of Economics at MIT, joint
                                                            appointment at the MIT Sloan School of Management. Member of the Board of Directors of Kuusakoski Oy. Member of the
                                                            American Academy of Arts and Sciences and Foreign member of
                                                            The Royal Swedish Academy of Sciences.

    Per Karlsson                                            Corporate Advisor.
    Citizenship: Sweden


                               Page 9 of 12 Pages


     Name                                                   Present Principal Occupation or Employment
     ----                                                   ------------------------------------------
     Board of Directors
     ------------------

     Robert F.W. van Oordt.............................     Chairman of Rodamco Europe N.V.
     Citizenship: The Netherlands
                                                            Member of the Board of Directors of Fortis Bank N.V.,
                                                            Schering-Plough Corporation and N.V. Umicore S.A. and member of the Supervisory Board of Draka Holding N.V.

     Dame Marjorie Scardino............................     Chief Executive Officer and member of the Board of Directors
     Citizenship: United States                             of Pearson plc.


     Vesa Vainio.......................................     Chairman of the Board of Directors of UPM-Kymmene
                                                            Corporation and Vice Chairman of the Board of Directors of
                                                            Wartsila Corporation. Chairman of the Board of The Central
                                                            Chamber of Commerce of Finland.

     Arne Wessberg.....................................     Chairman of the Board of Directors and President of
                                                            Yleisradio Oy (Finnish Broadcasting Company).

                                                            Chairman of the Board of Directors of Digita Oy. President
                                                            of the European Broadcasting Union (EBU) and member of the
                                                            Board of Directors of the International Council of NATAS and
                                                            the Confederation of Finnish Industry and Employers.

     Group Executive Board
     ---------------------

     Jorma Ollila.....................................      Chairman and CEO, and Chairman of the Group Executive Board
                                                            of Nokia Corporation.

                                                            Member of the Board of Directors of Ford Motor Company,
                                                            Otava Books and Magazines Group Ltd and UPM-Kymmene
                                                            Corporation. Member of The European Round Table of
                                                            Industrialists.

     Pekka Ala-Pietila.................................     President of Nokia Corporation.

                                                            Member of the Supervisory Board of SAP AG, and member of the
                                                            Board of the Economic Information Bureau and the
                                                            Finnish-Japanese Chamber of Commerce.

      Dr. Matti Alahuhta................................    President of Nokia Mobile Phones.

                                                            Member of the Board of Directors of Finnair Oyj. Chairman of
                                                            the Board of The Federation of Finnish Metal, Engineering
                                                            and Electrotechnical Industries, and member of the Board and member of the Executive Committee of The International
                                                            Institute for Management Development (IMD).



                               Page 10 of 12 Pages


     Name                                                   Present Principal Occupation or Employment
     ----                                                   ------------------------------------------
     Board of Directors
     ------------------
     Sari Baldauf......................................     President of Nokia Networks.

                                                            Member of the Board of International Youth Foundation and
                                                            member of The National Committee for the Information Society
                                                            Issues.

     Mikko Heikkonen...................................     Executive Vice President and General Manager, Customer
                                                            Operations of Nokia Networks.

     Olli-Pekka Kallasvuo..............................     Executive Vice President and CFO of Nokia Corporation.

                                                            Chairman of the Board of Directors of F-Secure Corporation,
                                                            Nextrom Holding S.A., Nokian Tyres plc and Sampo plc.

     Dr. Yrjo Neuvo....................................     Executive Vice President and CTO of Nokia Mobile Phones.

                                                            Vice Chairman of the Board of Directors of Vaisala
                                                            Corporation. Member of Finnish Academy of Technical
                                                            Sciences, The Finnish Academy of Science and Letters, and
                                                            Academiae Europae, Foreign member of the Royal Swedish
                                                            Academy of Engineering Sciences, and Fellow of the Institute
                                                            of Electrical and Electronics Engineers.

     Veli Sundback.....................................     Executive Vice President, Corporate Relations and Trade
                                                            Policy of Nokia Corporation.

                                                            Chairman of the Board of Directors of Huhtamaki Oyj. Vice
                                                            Chairman of the Board of the International Chamber of
                                                            Commerce, Finnish Section, Chairman of the Trade Policy
                                                            Committee of The Confederation of Finnish Industry and
                                                            Employers, and Chairman of the Board of Finland-China Trade
                                                            Association.

     Anssi Vanjoki.....................................     Executive Vice President of Nokia Mobile Phones.


                               Page 11 of 12 Pages

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        NOKIA FINANCE INTERNATIONAL B.V.

         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Nokia Finance International B.V. Unless otherwise indicated, the business address of each such person is c/o Nokia Finance International B.V., Strawinskylaan 3111, NL-1077ZX Amsterdam, Postbus 1469, 1000BL Amsterdam, The Netherlands and each such person is a citizen of Finland.

     Name                                                   Present Principal Occupation or Employment
     Board of Management
     -------------------
     Ursula Ranin.....................................      Vice President and General Counsel of Nokia Corporation.

     Hannu Mustonen...................................      Director and Head of Corporate Tax Planning of Nokia Corporation.

     Bob Elfring......................................      Managing Director of Lehman Brothers International (Europe).
     Citizenship:  The Netherlands

     ABN AMRO Trust Company                                 Trust company.
     (Nederland) B.V.
     State of Organization:  The Netherlands

     Board of Supervisory Directors
     ------------------------------
     Olli-Pekka Kallasvuo..............................     Executive Vice President and CFO of Nokia Corporation.

     Maija Torkko.....................................      Senior Vice President  and Corporate Controller of Nokia
                                                            Corporation.

     Timo Ihamuotila..................................      Vice President and Corporate Treasurer of Nokia Corporation.

                              Page 12 of 12 Pages